Exhibit 99.1

Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 29 7781 2000 F +44 (0) 20 7781 1800
Media release

Rio Tinto impairments and management changes

17 January 2013

Rio Tinto expects to recognise a non-cash impairment charge of approximately US$14 billion (post tax) in its 2012 full year results. These impairments include an amount of approximately US$3 billion relating to Rio Tinto Coal Mozambique (RTCM), as well as reductions in the carrying values of Rio Tinto’s aluminium assets (mostly Rio Tinto Alcan (RTA) but also Pacific Aluminium) in the range of US$10-11 billion. The Group also expects to report a number of smaller asset write-downs in the order of US$500 million. The final figures will be included in Rio Tinto’s full year results on 14 February 2013.

Tom Albanese has stepped down as chief executive by mutual agreement with the Rio Tinto Board, and Iron Ore chief executive Sam Walsh has been appointed as his successor with effect from today. Doug Ritchie, who led the acquisition and integration of the Mozambique coal assets in his previous role as Energy chief executive, has also stepped down by mutual agreement.

Rio Tinto chairman Jan du Plessis said "The Rio Tinto Board fully acknowledges that a write-down of this scale in relation to the relatively recent Mozambique acquisition is unacceptable. We are also deeply disappointed to have to take a further substantial write-down in our aluminium businesses, albeit in an industry that continues to experience significant adverse changes globally.

“I would like to pay tribute to Tom for his considerable contribution to Rio Tinto over more than 30 years of service and for his integrity and dedication to the company. I would also like to thank Doug for his 27 years of service to the Group and particularly for his invaluable work in developing our relationships in China. I wish them both well for the future.

“We are fortunate to have such a capable and highly experienced executive as Sam to take over and to ensure there will be a rapid and seamless transition. He is ideally placed to cast a fresh eye over how we address the challenges and opportunities in the business, and derive greater value from it.

“Rio Tinto’s underlying business and balance sheet remain in good health, and we are taking decisive action to improve our competitive position further with an aggressive cost reduction plan. As announced on 15 January, we had a strong production year in 2012, particularly in our low-cost iron ore business where we produced a record 253 million tonnes. Since the price of iron ore dropped to a low of less than $US90 a tonne last September, prices rebounded strongly reaching a level of around $US150 a tonne earlier this week, albeit in an environment of continuing volatility.”

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The new chief executive Sam Walsh said “I am honoured to be given the opportunity to lead this wonderful business. I have great respect for Tom and the many positive attributes he brought to the role and I am grateful for the experience of working closely with him over many years. I will be working flat out to build an even stronger, more valuable Rio Tinto business for shareholders and for our many other stakeholders.”

Tom Albanese said “While I leave the business in good shape in many respects, I fully recognise that accountability for all aspects of the business rests with the CEO. I am pleased that someone of Sam’s calibre and values has been chosen to succeed me as chief executive. This is a great company and Sam will do an outstanding job.”

Impairments

At its investor seminar in Sydney on 29 November 2012, Rio Tinto said that the annual year-end review of asset carrying values would most likely result in further revisions to the value of assets, notably aluminium.

The further deterioration in aluminium market conditions in 2012, together with strong currencies in certain regions and high energy and raw material costs, has had a negative impact on the current market values in the aluminium industry.

In Mozambique, the development of infrastructure to support the coal assets is more challenging than Rio Tinto originally anticipated. Rio Tinto sought to transport coal by barge along the Zambezi River, but this option did not receive formal approvals.

These infrastructure constraints, combined with a downward revision to estimates of recoverable coking coal volumes on the RTCM tenements, have led to a reassessment of the overall scale and ramp up schedule of RTCM, and consequently to the impairment announced today.

Rio Tinto continues to engage with the Government of Mozambique on all transport infrastructure options.

Remuneration

Tom Albanese and Doug Ritchie

Tom Albanese and Doug Ritchie step down with effect from today but, in order to ensure the effective transition of multiple global stakeholder relationships, will leave the company on 16 July 2013. During this period they will receive base pay, benefits and pension contributions.

In respect of both individuals there will be:

  No lump sum payment

  No annual short-term performance bonus for 2012 or 2013

  No long-term share award for 2013

In addition, when they leave the company, all outstanding entitlements under Rio Tinto’s long-term incentive plans will lapse and their outstanding deferred bonus share entitlements earned in previous years will be forfeited.

The 2009 performance share plan award made to Tom Albanese, which related to the four-year period 2009 to 2012, may vest in February 2013. This award comprised 48,019 shares, the current indicative value of which is £1.6 million. In addition, he received a 2010 share option plan award, which related to the three-year period 2010 to 2012. This may vest in March 2013. This award comprised 119,230 options. The grant price was £37.05 compared with a closing share price of £34.61 on 16 January 2013.

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Tom Albanese has 525,508 vested but unexercised share options which were granted between 2003 and 2009 at a range of exercise prices. Based on the closing share price on 16 January 2013 of £34.61, those options are currently valued at £10.7 million.

The 2010 share option plan award made to Doug Ritchie, which related to the three-year period 2010 to 2012, may vest in March 2013. This award comprised 48,270 options. The grant price was A$76.15 compared with a closing share price of A$65.55 on 16 January 2013.

Doug Ritchie has 15,538 vested but unexercised share options which were granted between 2006 and 2009 at a range of exercise prices. Based on the closing share price on 16 January 2013 of A$65.55, those options are currently valued at A$242,000.

Sam Walsh

As chief executive, Sam Walsh is on a standard Rio Tinto Ltd contract, which includes a standard 12-month notice period. He will receive a remuneration package comprising:

  A base salary of A$1.9 million, which is an increase over his previous base pay of 15 per cent

  Target annual bonus opportunity at 120 per cent of base salary (unchanged)

  Expected value of long-term share incentive plan opportunity at 190 per cent of base salary (unchanged)

  Relocation costs from Perth to London

  London housing costs

Sam’s total target remuneration (salary + target bonus + expected value of long-term share incentives) will therefore rise by 15 per cent to A$7.8 million. There will be no change to other benefits.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

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